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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

OWENS-ILLINOIS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

690768-40-3

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 690768-40-3			Page 2 of 10

1.	Name of Reporting Person: OII Associates, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,466,559

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 2,466,559

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,466,559

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.6%

12.	Type of Reporting Person: PN

Page 2 of 10 pages.

13G
CUSIP No. 690768-40-3			Page 3 of 10

1.	Name of Reporting Person: KKR Partners II, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 59,941

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 59,941

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 59,941

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.0%

12.	Type of Reporting Person: PN

Page 3 of 10 pages.

13G
CUSIP No. 690768-40-3			Page 4 of 10

1.	Name of Reporting Person: OII Associates II, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.0%

12.	Type of Reporting Person: PN

Page 4 of 10 pages.

CUSIP No. 690768-40-3	Page 5 of 10 Pages

Item 1.

(a)	Name of Issuer:

Owens-Illinois, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

One SeaGate Toledo, Ohio 43666

Item 2.

(a)	Name of Person Filing:

OII Associates, L.P. KKR Partners II, L.P. OII Associates II, L.P.

(b)	Address of Principal Business Office:

c/o Kohlberg Kravis Roberts & Co. 9 West 57th Street New York, New York 10019

(c)	Citizenship:

OII Associates, L.P., KKR Partners II, L.P. and OII Associates II, L.P. are Delaware limited partnerships.

(d)	Title of Class of Securities:

Common Stock, par value $.01 per share

(e)	CUSIP Number:

690768-40-3

Item 3.	Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

KKR Associates, L.P., a New York limited partnership, is the sole general partner of OII Associates, L.P. (“OII”), a Delaware limited partnership, KKR Partners II, L.P. (“KKR Partners”), a Delaware limited partnership, and OII Associates II, L.P. (“OII II”), a Delaware limited partnership, in which capacity it may be deemed to be the beneficial owner of the shares of Owens-Illinois, Inc., common stock beneficially owned by OII, KKR Partners and OII II. As of December 31,

Page 5 of 10 pages.

CUSIP No. 690768-40-3	Page 6 of 10 Pages

2004, (i) OII was the record owner of 2,466,559 shares of common stock of Owens-Illinois, Inc.; (ii) KKR Partners was the record owner of 59,941 shares of common stock of Owens-Illinois, Inc.; and (iii) OII II did not beneficially own any shares of common stock of Owens-Illinois, Inc. Henry R. Kravis, George R. Roberts, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Edward A. Gilhuly, Perry Golkin, and Scott Stuart are the general partners of KKR Associates, L.P., and Messrs. Kravis and Roberts are also the members of the Executive Committee of KKR Associates, L.P., and in such capacity may be deemed to share beneficial ownership of any shares of common stock of Owens-Illinois, Inc. that KKR Associates, L.P. may beneficially own or be deemed to beneficially own, but disclaim any such beneficial ownership.

As of the date hereof, none of KKR Associates, L.P., OII, KKR Partners and OII II was the record owner of any shares of common stock of Owens-Illinois, Inc.

(b)	Percent of Class:

See Item 11 of each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Page 6 of 10 pages.

CUSIP No. 690768-40-3	Page 7 of 10 Pages

Not applicable.

Item 8.	Identification and Classification of Members of the Group

OII, KKR Partners and OII II are Delaware limited partnerships, the sole general partner of each of which is KKR Associates, L.P., a New York limited partnership. As the sole general partner of each of OII, KKR Partners and OII II, KKR Associates, L.P. may be deemed to be the beneficial owner of the securities held by such limited partnerships. OII, KKR Partners and OII II may be deemed to be a group in relation to their respective investments in Owens-Illinois, Inc. OII, KKR Partners and OII II do not affirm the existence of a group.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Page 7 of 10 pages.

CUSIP No. 690768-40-3	Page 8 of 10 Pages

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   February 14, 2005

KKR ASSOCIATES, L.P.
By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for Henry R. Kravis, General Partner

Page 8 of 10 pages.

CUSIP No. 690768-40-3	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit 24 —	Power of Attorney

Page 9 of 10 pages.

CUSIP No. 690768-40-3	Page 10 of 10 Pages

EXHIBIT 24

POWER OF ATTORNEY

     Know all men by these presents that Henry R. Kravis does hereby make, constitute and appoint William J. Janetschek and Richard J. Kreider, or either one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a member of any limited liability company or limited partnership for which the undersigned is otherwise authorized to sign), to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange Commission with respect to any investments of KKR Associates, L.P., KKR Associates 1996 L.P., KKR 1996 GP L.L.C., KKR Associates II (1996) Limited Partnership, KKR 1996 Overseas, Limited, KKR Associates (Strata) L.P., Strata L.L.C., KKR Associates (KLC) L.P., KKR-KLC, L.L.C., KKR Associates (NXS) L.P., KKR-NXS, L.L.C., KKR Associates Europe, Limited Partnership, KKR Europe Limited, KKR Associates Millennium L.P. and KKR Millennium GP LLC (including any amendments or supplements to any reports, forms or schedules previously filed by such persons or entities): (i) pursuant to Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended (the “Act”), including without limitation, Schedule 13D, Schedule 14G, statements on Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ Henry R. Kravis

Name: Henry R. Kravis

February 28, 2002

Page 10 of 10 pages.